Exhibit 2

[BUNGE logo]                                    Contact:     Hunter Smith
                                                             Bunge Limited
                                                             1-914-684-3450
                                                             hsmith@bunge.com


          Bunge Limited Reports Increase in Second Quarter Net Income,
                          Expects Record 2002 Profits

WHITE PLAINS, NY - July 22, 2002 - Bunge Limited (NYSE: BG) reported record second quarter 2002 net income of $50 million, or $.50 per share based on a weighted average number of shares of 99,249,886, representing a 117% increase over net income of $23 million, or $.36 per share based on a weighted average number of shares of 64,380,000, in the same quarter of 2001. For the second quarter of 2002, compared to the same period last year:

        o Volumes grew 32% to 23.6 million metric tons

        o Gross profit increased 52% to $320 million

        o Income from operations rose 101% to $197 million


All divisions reported solid growth resulting in the improvement in earnings. Particularly strong was oilseed processing profitability benefiting from higher volumes and higher average soybean product margins. The fertilizer business began its seasonal upturn early, as farmers purchased retail fertilizer products in anticipation that exchange rate volatility could push prices higher.

The devaluation of the Brazilian real and Argentine peso had a favorable impact on earnings, particularly with respect to the agribusiness and fertilizer divisions. The agribusiness division sells most of its products in U.S. dollars into the export markets, and the fertilizer division sells product to Brazilian farmers at a real-based price that is effectively dollar-linked which benefits gross profit margins as costs in both divisions are based on local currency. Reductions in levels of dollar denominated debt also minimized the effects of the devaluation. In Argentina, a well-hedged foreign exchange exposure minimized the impact from that country's continuing currency devaluation and deepening economic difficulties. The devaluation of both currencies accelerated during the last two weeks of June, contributing to the stronger than expected results.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented, "Our momentum continues to drive growth in profitability. The first half of the year was above our expectations and showed substantial improvement in earnings. This is a good start providing Bunge with a solid foundation for the remainder of the year. We expect this momentum to continue and hope to deliver a record year for profits".


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




Financial Performance

Three Month Results


Agribusiness

Sales volumes increased 33% and gross profit increased 90% over the same period last year in Bunge's agribusiness division. Income from operations for the second quarter of 2002 increased 146% to $155 million. Sales volumes and margins increased in all business lines helped by higher average soybean product margins. Grain origination profitability benefited from a strong South American crop and the acquisition of inventories earlier in the year at lower prices. Oilseed processing results were particularly strong in North and South America due to higher sales volumes and margins. International marketing sales volumes increased 67% reflecting continued growth, especially in sales to Europe.


Fertilizers

Sales volumes increased 45% and gross profit increased 28% over the same quarter last year in Bunge's fertilizer division. Income from operations for the second quarter of 2002 increased 38% to $33 million. Sales volumes increased in all business lines. Sales of retail fertilizer and raw material products began their seasonal pickup earlier than last year as farmers in Brazil began buying in the second quarter of 2002 for the new planting season because of concerns that continued devaluation of the Brazilian real could push prices higher. Historically, retail sales are strongest in the second half of the year. Animal nutrient sales benefited from a strong export market for Brazilian meat products, especially poultry.


Food Products

Sales volumes increased 7% in Bunge's food products division. Income from operations for the second quarter of 2002 increased 70% to $17 million. In the edible oil segment, sales volumes increased. However, increases in raw material costs were equally offset by a decline in selling, general and administrative expenses resulting in no change in income from operations compared to last year. In the wheat milling and bakery products segment, results improved due to a shift to a higher margin product mix and financial pressures facing domestic competitors. Brand and productivity initiatives made over the last 24 months have favorably affected the segment's sales and profit growth. In the other segment, corn products sales volumes increased over the second quarter of 2001, and margins were solid. A labor strike negatively affected last year's results in this segment. Income from operations in soy ingredients was flat for the second quarter of 2002 compared to the same period last year as the impact of higher sales volumes was offset by increases in raw material costs.


Non-operating income (expense) - net

Non-operating income (expense) - net, increased, primarily due to significantly higher foreign exchange losses partially offset by a decrease in net interest expense. The Brazilian real decreased in value relative to the U.S. dollar by 18% in the second quarter compared to 6% for the same period in 2001. In the second quarter of 2002, the value of the Argentine peso versus the U.S. dollar declined by 21%. The net income effect of



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




the devaluations was offset by expansion of gross margins due to the devaluation and the effects of Bunge's capital structure realignment. Bunge's hedging strategies minimized the foreign exchange impact of the Argentine devaluation.

Net interest expense declined in 2002 due to a decline in short-term interest rates, lower levels of debt and more efficient use of working capital.


Operating Results

Operating results is a key performance measurement used by management to evaluate the operating performance of the company. Management believes this statistic to be the best indicator of the company's operational performance since it adjusts for the financial costs of carrying operating working capital, including the foreign exchange effects of debt financing operating working capital. Bunge defines operating results as income from operations less a portion of net interest expense (interest income less interest expense) attributable to the financing of operating working capital including interest expense on debt financing readily marketable inventories and increased by the net interest earned on the advances made to farmers. In addition, a portion of the foreign exchange results relating to the debt financing operating working capital, including readily marketable inventories, is added for gains or deducted for losses from income from operations to derive operating results.

Operating results increased 113% to $111 million for the second quarter of 2002 compared to the second quarter of 2001. The increase is attributable to improvements in income from operations and a decline in net interest expense primarily due to a decline in short-term interest rates and lower levels of debt due to more efficient use of working capital. The increase in foreign exchange losses attributable to the devaluations of the Brazilian real and Argentine peso partially offsets the expansion of gross profit margins on dollarized inventories that result from the devaluations.


Six Month Results

Sales volumes increased 21% and gross profit increased 38% in the six months ended June 30, 2002 over the same period last year. Income from operations increased 54% to $265 million. Oilseed processing was a primary contributor as higher volumes and gross profit margins improved results. The fertilizer segment particularly benefited from a strong performance by Fosfertil, as a result of higher sales volumes and improved product mix. Results in the food products division reflected improvements in the profitability of the wheat and corn milling businesses.

Non-operating income (expense) - net, decreased, primarily due to a decrease in net interest expense that was partially offset by an increase in foreign exchange losses. The Brazilian real decreased in value relative to the U.S. dollar by 18% for the first six months of 2002 compared to 15% for the first six months of 2001. For the first six months of 2002, the value of the Argentine peso versus the U.S. dollar declined by 57%. Net interest expense declined in 2002 due to a decline in short-term interest rates, lower levels of debt and more efficient use of working capital.

Net income for six months ended June 30, 2002 was affected by a $12 million tax credit relating to the refund of taxes paid in prior years and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of



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




certain net operating loss carry-forwards. In addition, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of a change in accounting principle, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, relating to our bakery products business.


Brazil Restructuring

In February 2002, Bunge restructured its corporate organization in Brazil which generated a net increase in the ownership of its Brazilian operations. Bunge paid $105 million to increase its interest in Bunge Alimentos and Bunge Fertilizantes to 83%. For the six months ended June 20, 2002, net income was $11 million higher than it would have been if the transaction had not taken place.


Outlook

Bill Wells, Chief Financial Officer, stated: "The second quarter was stronger than expected, driven in part by increased demand in the fertilizer segment, higher sales volumes and product margins in oilseed processing and the favorable impact on earnings of the devaluations of the Brazilian real and Argentine peso. The outlook for all of our business lines is solid, and we anticipate that this will continue in the third quarter. Therefore, we remain confident in our prior forecast of $65-$70 million for third quarter 2002 net income, or $.65-$.71 earnings per share."


Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EDT on July 22 to discuss the Company's second quarter results.

To listen to the conference call, please dial (800) 289-0528, or, if located outside of the United States, dial (913) 981-0528. Please dial in five to ten minutes before the scheduled start time. When prompted, state passcode number "282902." The conference call will also be available live on the 'Investor Relations' page of the Company's Web site at www.bunge.com.

To access the web cast, go to the Bunge Web site and select 'Contact Us' from the left navigation menu. Open the 'Calendar of Events' subcategory and select the 'Web cast' link for the 'Q2 2002 Bunge Limited Earnings Release.' Follow the prompts to access the conference call. Please go to the Web site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EDT on July 22 and continuing through 5:00 p.m. EDT on July 25, 2002. To listen to the replay, please dial (719) 457-0820. When prompted, state passcode number "282902." A rebroadcast of the conference call will also be available on the Company's Web site beginning at 2:00 p.m. EDT on July 22 and continuing through 5:00 p.m. EDT on August 22, 2002.



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




To locate the rebroadcast on our Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the 'Web cast' link for the 'Q2 2002 Bunge Limited Earnings Release.' Follow the prompts to access the replay.


About Bunge Limited

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 20 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.




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




Summary of Results
(In millions, except volumes, per share data and percentages)
-------------------------------------------------------------------------------------------------

                                                        Second Quarter Ended
                                                    ----------------------------       Percent
                                                     06/30/2002      06/30/2001        Change
                                                    ------------    ------------    -------------
Volumes (in thousands of metric tons)                     23,552          17,795         32%
Net sales                                           $      3,103    $      2,689         15%
Gross profit                                                 320             210         52%
Income from operations                                       197              98        101%
Non-operating income (expense) - net                         (97)            (59)        64%
Income tax expense                                           (36)             (4)
Income from continuing operations before minority
   interest                                                   64              35         83%
Minority interest                                            (14)            (12)        17%
Income from continuing operations                             50              23        117%
Net income                                          $         50    $         23        117%
Earnings per common share - basic:
Income from continuing operations                   $        .50    $        .36         39%
Net income per share                                $        .50    $        .36         39%
Average shares outstanding                            99,249,886      64,380,000

-------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                          $        234    $        138         70%
Adjusted EBITDA (3)                                          226             128         77%
Operating results (4)                                        111              52        113%
Readily marketable inventories (5)                         1,423           1,279         11%
Net financial debt (6)                                     1,515           2,238        (32)%
Adjusted net financial debt (7)                     $         92    $        959        (90)%

-------------------------------------------------------------------------------------------------



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




Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------------------------------
                                                                Six Months Ended
                                                           ----------------------------       Percent
                                                            06/30/2002      06/30/2001        Change
                                                           ------------    ------------    -------------
Volumes (in thousands of metric tons)                            38,127          31,486         21%
Net sales                                                  $      5,787    $      5,161         12%
Gross profit                                                        504             366         38%
Income from operations                                              265             172         54%
Non-operating income (expense) - net                               (106)           (132)       (20)%
Income tax expense                                                  (39)             (4)
Income from continuing operations before minority
   interest                                                         120              36        233%
Minority interest                                                   (34)            (17)       100%
Income from continuing operations                                    86              19        353%
Discontinued operations, net of tax of $0                            --               3
Cumulative effect of change in accounting
    principle, net of tax of $1 (2002) and  $4 (2001)(1)            (14)              7
                                                           ------------    ------------
Net income                                                 $         72    $         29        148%
                                                           ============    ============
Earnings per common share - basic:
Income from continuing operations                          $        .93    $        .30        210%
Discontinued operations                                              --             .04
Cumulative effect of change in accounting
    principle                                                      (.15)            .11
                                                           ------------    ------------
Net income per share                                       $        .78    $        .45         73%
                                                           ============    ============
Average shares outstanding                                   92,452,815      64,380,000

--------------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                                 $        345    $        250         38%
Adjusted EBITDA (3)                                                 333             229         45%
Operating results (4)                                               164              61        169%
Readily marketable inventories (5)                                1,423           1,279         11%
Net financial debt (6)                                            1,515           2,238        (32)%
Adjusted net financial debt (7)                            $         92    $        959        (90)%

--------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of this adoption, in the first quarter of 2002 Bunge recorded a charge of $14 million, net of tax of $1, representing a write-off of goodwill in the bakery products segment. SFAS No. 142 changes the accounting for goodwill by eliminating the amortization of goodwill. Income from continuing operations and net income for the second quarter of 2001 would have been $25 million, or $0.39 per share, had we made adjustments to exclude goodwill amortization of $2 million, net of tax. Income from continuing operations for the first six months of 2001 would have been $23 million and net income would have been $33 million, or $0.36 and $.51 per share, respectively, had we made adjustments to exclude goodwill amortization of $4 million, net of tax. Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, in the first six months of 2001 Bunge recorded income of $7 million, net of tax of $4 million, for the fair value of previously unrecognized derivative instruments.
(2) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.
(3) EBITDA less interest expense on readily marketable inventories financed by short-term debt.
(4) Operating results equals income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital including interest expense on debt financing readily marketable inventories and increased by the net interest earned on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital including readily marketable inventories is added for gains or deducted for losses from income from operations to derive operating results. Operating results for 2001 and the first quarter of 2002 were as follows:

                                                  Quarter Ended                       Year Ended
                               -----------------------------------------------------  ----------
          In millions           2002                         2001                        2001
          -----------           ----                         ----                        ----
                               Mar. 31,   Dec. 31,   Sept. 30,   Jun. 30,   Mar. 31,   Dec, 31,
                               --------   --------   ---------   --------   --------   --------
          Operating results      53         133         135         52          9         329


(5) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
(6) Net financial debt is the sum of short-term and long-term debt, plus current maturities of long-term debt less cash and cash equivalents and marketable securities.
(7) Net financial debt less readily marketable inventories.



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




Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                               Second Quarter Ended
                                              ----------------------   Percent
                                              06/30/2002  06/30/2001   Change
                                              ----------  ----------  ---------
Volumes (in thousands of metric tons)
    Agribusiness                                19,749      14,846          33%
    Fertilizer                                   2,482       1,713          45%

    Edible Oil Products                            409         397           3%
    Wheat Milling and Bakery Products              533         537          (1)%
    Other                                          379         302          25%
                                              --------    --------
         Total Food Products                     1,321       1,236           7%
                                              --------    --------
Total                                           23,552      17,795          32%
                                              ========    ========

Gross Profit
    Agribusiness                              $    209    $    110          90%
    Fertilizer                                      60          47          28%

    Edible Oil Products                             23          27         (15)%
    Wheat Milling and Bakery Products               17          15          13%
    Other                                           11          11          -%
                                              --------    --------
         Total Food Products                        51          53          (4)%
                                              --------    --------
Total                                         $    320    $    210          52%
                                              ========    ========

Income from Operations (1)
    Agribusiness                              $    155    $     63         146%
    Fertilizer                                      33          24          38%

    Edible Oil Products                              2           2          -%
    Wheat Milling and Bakery Products                7           4          75%
    Other                                            8           4         100%
                                              --------    --------
             Total Food Products                    17          10          70%
                                              --------    --------
    Unallocated                                     (8)          1
                                              --------    --------
Total                                         $    197    $     98         101%
                                              ========    ========

--------------------------------------------------------------------------------
(1) Income from operations is before net interest expense, foreign exchange results and income taxes



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




Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                                Six Months Ended
                                             ----------------------    Percent
                                             06/30/2002  06/30/2001    Change
                                             ----------  ----------   ---------
Volumes (in thousands of metric tons)
    Agribusiness                               31,294      25,957           21%
    Fertilizer                                  4,291       3,278           31%

    Edible Oil Products                           780         765            2%
    Wheat Milling and Bakery Products           1,028       1,011            2%
    Other                                         734         475           55%
                                             --------    --------
         Total Food Products                    2,542       2,251           13%
                                             --------    --------
Total                                          38,127      31,486           21%
                                             ========    ========

Gross Profit
    Agribusiness                             $    286    $    179           60%
    Fertilizer                                    114          85           34%

    Edible Oil Products                            50          54           (7)%
    Wheat Milling and Bakery Products              33          28           18%
    Other                                          21          20            5%
                                             --------    --------
         Total Food Products                      104         102            2%
                                             --------    --------
Total                                        $    504    $    366           38%
                                             ========    ========

Income from Operations (1)
    Agribusiness                             $    186    $     98           90%
    Fertilizer                                     62          50           24%

    Edible Oil Products                             8          11          (27)%
    Wheat Milling and Bakery Products              11           6           83%
    Other                                          13          10           30%
                                             --------    --------
            Total Food Products                    32          27           19%
                                             --------    --------
    Unallocated                                   (15)         (3)
                                             --------    --------
Total                                        $    265    $    172           54%
                                             ========    ========


--------------------------------------------------------------------------------
(1) Income from operations is before net interest expense, foreign exchange results and income taxes




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